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                                                                Exhibit (a)(11)

                           Recommended Cash Offer For
               All Ordinary Shares and American Depositary Shares
                   Evidenced by American Depositary Receipts
                                       of

                                LUCASVARITY PLC
                                       by

                                  J.P. MORGAN

                                  on behalf of
                               TRW AUTOMOTIVE UK
                          a wholly owned subsidiary of
                                    TRW INC.
Morgan Guaranty Trust Company of New York ("J.P. Morgan") announces on behalf of TRW Automotive UK (the "Offeror") a recommended cash offer (the "Offer") to acquire the whole of the issued and to be issued ordinary share capital of LucasVarity plc ("LucasVarity").
The full terms and conditions of the Offer and the Loan Note Alternative (including details of how the Offer may be accepted) are set out in the Offer to Purchase dated and posted 6 February, 1999 (the "Offer to Purchase") and in the Acceptance Forms. Terms defined in the Offer to Purchase have the same meanings in this advertisement.
A LucasVarity Securityholder who validly accepts the Offer will receive:
                                        FOR EACH LUCASVARITY SHARE -- 288 PENCE
IN CASH
                                        FOR EACH LUCASVARITY ADS -- L28.80 IN
CASH
The Offer values the entire issued share capital of LucasVarity at L4.0 billion. Instead of choosing to receive the cash consideration under the Offer, LucasVarity Shareholders (other than US Persons and certain other overseas persons) who validly accept the Offer will be entitled to exchange all or part of their holdings of LucasVarity Shares for Loan Notes. The Loan Notes will be issued on the basis of L1 nominal of Loan Notes for every L1 of cash otherwise available under the Offer. Copies of the Offer to Purchase and Acceptance Forms are available for collection as provided in the Offer to Purchase, including from Computershare Services PLC, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR; Morgan Guaranty Trust Company of New York, Securities Transfer & Reporting Services, 100 William Street Galleria, New York, New York 10038; and Georgeson & Company Inc., Wall Street Plaza, New York, New York 10005.
The Offer is being made to all LucasVarity Securityholders, including those to whom the Offer to Purchase may not be despatched, who hold LucasVarity Securities or who are entitled to have LucasVarity Securities unconditionally allotted or issued to them. The Offer will be open for acceptance until 3.00 p.m. (London time) or 10.00 a.m. (New York City time) on 9 March, 1999 (or such later time(s) and/or date(s) as the Offeror, subject to the rules of the City Code, may decide).
The Directors of LucasVarity (other than Dr. R.M. Gates who, due to his role as a Director of both LucasVarity and TRW Inc. ("TRW"), has not participated in any discussions or decisions of the Directors of LucasVarity or TRW in relation to the Offer), who have been so advised by Lazard Brothers & Co., Limited, have stated that they consider the terms of the Offer to be fair and reasonable and those Directors unanimously recommend LucasVarity Securityholders to accept the Offer. In providing advice to those Directors of LucasVarity, Lazard Brothers & Co., Limited has taken into account the commercial assessments of such Directors.
Directors of LucasVarity have irrevocably undertaken to accept the Offer in respect of their holdings amounting, in the aggregate, to 1,852,100 LucasVarity Shares representing 0.13 per cent. of LucasVarity's issued share capital as of 28 January, 1999.
The Offer is not being made, directly or indirectly, in or into or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce (including facsimile transmission, e-mail, telex and telephone) of, or of any facility of a national securities exchange of Canada, Australia or Japan and the Offer is not capable of acceptance from within Canada, Australia or Japan. Neither the Offer to Purchase nor the Acceptance Forms (or any related offering documentation) are being mailed or otherwise distributed or sent in or into Canada, Australia or Japan.
This advertisement is not being published or otherwise distributed or sent to, into or from Canada, Australia or Japan. Persons reading this advertisement (including nominees, trustees and custodians) must not distribute or send this advertisement, the Offer to Purchase or any Acceptance Form (or any related offering documentation) in, into or from Canada, Australia or Japan nor use Canadian, Australian or Japanese mails for any purpose, directly or indirectly, in connection with the Offer and doing so may invalidate any purported acceptance of the Offer. The Loan Notes to be issued pursuant to the Offer have not been, and will not be, registered under the US Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into the US or to, or for the account or benefit of, any US Person. The Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into Canada, Australia or Japan, or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. The obligations of the Offeror as issuer of the Loan Notes are guaranteed by TRW but are not further guaranteed or secured.
J.P. Morgan, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for TRW and the Offeror and for no one else in connection with the Offer and will not be responsible to anyone other than TRW and the Offeror for providing the protections afforded to its customers or for giving advice in relation to the Offer.
Lazard Brothers & Co., Limited, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for LucasVarity and for no one else in connection with the Offer and will not be responsible to anyone other than LucasVarity for providing the protections afforded to its customers or for giving advice in relation to the Offer.
The Directors of the Offeror listed in the Offer to Purchase accept responsibility for the information contained in this advertisement save for that relating to LucasVarity and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this advertisement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
The Directors of LucasVarity (other than Dr. R.M. Gates for the reason stated above), whose names are listed in the Offer to Purchase, accept responsibility for the information contained in this advertisement relating to LucasVarity. Dr. R.M. Gates accepts responsibility for the factual information relating to LucasVarity contained in this advertisement, but not for any recommendation made in connection with the Offer. To the best of the knowledge and belief of such Directors of LucasVarity (having taken all reasonable care to ensure that such is the case), such information (on the basis described herein) is in accordance with the facts and does not omit anything likely to affect the import of such information.
6 February, 1999
Morgan Guaranty Trust Company of New York (London Branch) has approved this advertisement for issue in the UK solely for the purposes of section 57 of the Financial Services Act 1986. Morgan Guaranty Trust Company of New York (London Branch) is regulated by The Securities and Futures Authority Limited.